February 20, 2013

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE: Disability Access Corporation

Your Letter of February 13, 2013

Item 4.01 Form 8-K

Filed February 12, 2013

File No. 0-53538

Mr. Demarest:

This correspondence is in response to your letter dated February 13, 2013 in reference to our filing of the Current Report on Form 8-K filed February 13, 2013 filed on the behalf of Disability Access Corporation, File No. 0-53538.

Please accept the following responses and note that Registrant filed amended Form 8-K on February 20, 2013.

Comment 1

General

Please amend your Form 8-K to cover the interim period from the date of the last audited financial statements to the date of resignation. Specifically the disclosure should state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K..

Answer: The Registrant added such additional disclosure to cover the interim period in the Form 8-K/A filed on February 19, 2013

Comment 2

Exhibit 16

Please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Answer: Please refer to the former accountant’s letter filed as Exhibit 16 to the Form 8-K/A filed on February 19, 2013,

Registrant wishes to acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
•	Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Peter Chin

Peter Chin

Chief Executive Officer